IMC Announces Efficacy of IMC Branded Strains in Reducing Migraines

  Peer-reviewed study indicates two IMC branded medical cannabis strains were effective in reducing migraines in over 60% of treated patients

  Study conducted by Professor Dedi Meiri of Technion - Israeli Institute of Technology

  IMC continues to pursue evidence-based research for medical applications of cannabis

Toronto, Canada; and Glil Yam, Israel - June 24, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, announced today that a recent peer-reviewed study conducted by Professor Dedi Meiri at the Technion - Israeli Institute of Technology ("Technion") investigating the associations between phytocannabinoid treatment and migraine frequency, found that medical cannabis results in long-term reduction of migraine frequency in over 60% of treated patients1. The study also found that medical cannabis is associated with less disability and lower antimigraine medication intake. Furthermore, Technion's research indicated that two strains used in the study (IMC's London and Tel-Aviv strains) were found to be specifically effective.

"At IMC, we have high conviction that the development of evidence-based research in medical cannabis will lead to a new generation of medical products to treat a variety of indications and illnesses over the long-term. We will continue to partner with visionaries and leading researchers such as Professor Dedi Meiri and Technion to advance research and development of medical cannabis as it aligns strongly with our vision of leadership in global medical cannabis," said Oren Shuster, CEO of IMC. "The results of this study follow our announcement last week of a binding term sheet with MGC Pharmaceuticals Ltd. to distribute CannEpil® in Israel for the treatment of refractory epilepsy. As we continue to develop relationships with innovators in research and development, we plan to use our global distribution network to bring a range of high-quality medical cannabis products to patients across the world."

Professor Dedi Meiri, commented, "In the past five years, my lab, together with the main growers in Israel, have been running the Israeli database project. As part of this project, we have been testing the associations between phytocannabinoid treatment and migraine frequency. In this work we observed that 89% of the respondents reported lower current migraine disability and lower negative impact, and lower rates of opioid and triptan consumption. Moreover, we were able to demonstrate that the respondents consumed cannabis strains with higher doses of the phytocannabinoid ms_373_15c and lower doses of the phytocannabinoid ms_331_18d. Two of the most impactful strains in the study were IMC branded strains, Tel-Aviv and London."

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

1  https://www.researchgate.net/publication/342040570_Migraine_Frequency_Decrease_Following_Prolonged_Medical_Cannabis_Treatment_A_Cross-Sectional_Study

About Technion

Technion - Israel Institute of Technology, consistently ranked among the world's top science and technology research universities, is Israel's first university. Since its founding in 1912, the institute has educated generations of engineers, architects, and scientists who have played a key role in laying the State of Israel's infrastructure and establishing its crucial high-tech industries. Beginning with 17 students, Technion has been Israel's primary source of technological manpower and the nation's largest comprehensive academic center for advanced science and technology education, as well as applied research. In addition, Technion is one of only a handful of technology institutes in the world with an affiliated medical school.

Technion has 18 academic departments in engineering, natural sciences, medicine and architecture, as well as 60 research centers. Students may choose from some 50 undergraduate and 82 graduate academic programs. There are currently close to 14,000 students at the Technion (~9,300 BSc, ~2,800 MSc, ~1,000 PhD, and ~ 660 MD). To date, Technion has awarded around 100,000 degrees. Technion graduates have brought the unique skills and penchant for innovation which helped conceive and consolidate the modern State of Israel - commonly acknowledged to be the "Start-up Nation."

The staff of the Technion includes 620 faculty members; 1,000 technical and administrative staff; 250 clinicians; and 950 adjuncts and instructors.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, the efficacy of medical cannabis as treatment for migraine patients, development of evidence-based research in medical cannabis leading to a new generation of medical products, future partnerships for the research and development of medical cannabis, the Company entering into a definitive agreement to distribute CannEpil® in Israel, the ability to continue to partner with experts in the medical cannabis field and to enter into additional distribution agreements for innovative products, the ability to obtain all necessary regulatory approvals to distribute CannEpil® in Israel, the Company's future ability to supply medical cannabis products to patients across the world and the Company's strategic plans.  Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical Herbs, Ltd. ("Focus Medical"), a licensed producer in Israel with which the Company has exclusive commercial agreements to deliver on previously announced pharmacy sales agreements; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca